BI-OPTIC VENTURES INC.

Suite 1518-1030 West Georgia Street, Vancouver, B.C.V6E 2Y3
PH: (604) 689-2646 FAX: (604) 689-1289

January 27, 2012

VIA E-MAIL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON, DC
20549

Attn: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Dear Ms. Jenkins:

Re: Bi-Optic Ventures Inc. (the"Company")
Form 10-K for Fiscal Year Ended February 28, 2011
Filed June 1, 2011
File No. 000-49685

We refer to your letter of January 19, 2012 addressed to the Company with your comments on the Company's Form 10-K for the fiscal year ended February 28, 2011. Our response to your comment is as follows:

Item 8. Financial Statements

Report of independent registered public accounting firm, page 18

1. Please note that since you are a development stage company, auditor association with the cumulative data is required on an annual basis. Please advise your independent accountant, Saturna Group Chartered Accountants LLP, to revise the opening and opinion paragraphs of its audit report to address the cumulative period from May 31, 1984 (inception) to February 28, 2011. Please amend your Form 10-K accordingly.

   Response: Our independent accountant, Saturna Group Chartered Accountants LLP has revised the opening and opinion paragraphs of its audit report to address the cumulative period from May 31, 1984 (inception) to February 28, 2011. We have amended our Form 10-K accordingly.

The Company would also like to acknowledge that:

-the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-the Company may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing addresses your comments raised in your letter dated January 19, 2012 however should you have any questions please do not hesitate to contact the undersigned at (604) 689-2646.

Yours truly,
Bi-Optic Ventures Inc.

Harry Chew
President and CEO

Encls.
HC/ml

Cc: Mr. Lonny Wong, Saturna Group Chartered Accountants, LLP
Mr. Blaise Rhodes, United States Securities and Exchange Commission